Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

May 15, 2020

Re:	Royalty Pharma plc Confidential Submission of Amendment No. 3 to the Draft Registration Statement on Form S-1 Submitted May 15, 2020 CIK No. 0001802768

Mr. Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Buchmiller,

On behalf of our client, Royalty Pharma plc, an English public limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated May 7, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 3 of the Registration Statement (“Amendment No. 3”) together with this response letter. Amendment No. 3 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 where the revisions addressing a particular comment appears.

Amendment No. 2 to Draft Registration Statement on Form S-1

Ibrance, page 137

1.

Your response to prior comment 3 indicates that disclosing royalty ranges for Ibrance and PT027 is not required because presentation of ranges for such immaterial assets would not be meaningful to investors in interpreting results or in assessing

Confidential Treatment Requested by Royalty Pharma plc

Pursuant to 17 C.F.R. Section 200.83

Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission
	2	May 15, 2020

performance. Given your disclosure in the second paragraph of this section that global end market sales of Ibrance are expected to grow to approximately $9.4 billion in 2024, it is unclear from your current disclosure how investors would understand that royalties on Ibrance are immaterial to your business. Accordingly, please revise your disclosure to clarify the significance of the Ibrance assets. In addition, revise your presentation on page 4 so that you are not giving undue prominence to your Ibrance and PT027 assets by highlighting them in your Summary.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 152 of Amendment No. 3.

Capital Structure, page 166

2.	Please disclose the substance of your response to prior comment 6.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 180 of Amendment No. 3.

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:     Via E-mail

Pablo Legorreta, Chief Executive Officer and Chief Financial Officer

George Lloyd, RP Management’s General Counsel

Arthur R. McGivern, Esq.

Edwin M. O’Connor, Esq.

Benjamin K. Marsh, Esq.